November 20, 2012

Jeff Long
US Securities & Exchange Commission
Washington, DC

RE: Review for Sarbanes Oxley Compliance

Dear Jeff Long:

This letter is a response to comments received from you in our conference call on Thursday, October 11, 2012 regarding the compliance of all Kavilco Incorporated filings to date with the Sarbanes Oxley Act.

Background Information on Kavilco Incorporated:
On December 18, 1971, the Alaska Native Claims Settlement Act (ANCSA) was passed by Congress (Public Law 92-203). The settlement effected by ANCSA was intended to compensate Alaska Natives for the extinguishment of title of lands they claimed. At the same time it was Congress' intent to provide the Native people with means for improving many of the conditions under which they lived. Kavilco is a Village Corporation that was formed under and is subject to the provisions of ANCSA.

Stock Limitations:
All of Kavilco's stock has been issued under ANCSA. Accordingly, such stock may not be sold, pledged, subjected to a lien or judgment execution, assigned in present or future, treated as an asset under laws affecting creditor's rights, or otherwise alienated. {43 U.S.C. Sec. 1606(h)(1).} The only means of transfer of the stock is: pursuant to a court decree of separations, divorce or child support; by a shareholder whose ability to practice his or her profession is limited by such ownership; or as an inter vivos gift from shareholder to child, grandchild, great-grandchild, niece or nephew. {Id. Sec.1606 (h)(1)(A).} Upon death, ownership shall be transferred in accordance with either the decedent's will, the testamentary disposition authorized on the back of the decedent's stock certificate or pursuant to the laws of intestate succession. {Id. Sec.1606(h)(2)(A).}

SEC RECOMMENDATIONS / KAVILCO RESPONSE:
Listed below are the recommendations received by you with Kavilco's response in italics.

  Audited Financial Statements 2011-Statement of Assets and Liabilities
    Assets-It is recommended that Kavilco break out any payables to Directors separately under this heading. Kavilco does not have any payables to directors under this heading and therefore this is not applicable.
    Assets-Cash and cash equivalents. It is recommended that Kavilco reclassify money market funds and include them in with the Investments in securities. This will be reflected on future financial statements.
    Liabilities-Dividends payable. It is asked that Kavilco explain why there is a balance under dividends payable when it was paid out in November. The balances under dividends payable include dividends that are held back for legal reasons (pending estate settlements, etc.) Once all legal matters are settled the dividends are dispersed accordingly. The amount under this heading will fluctuate.
  Audited Financial Statements 2011-Schedule of Investments
    Investments in Securities. In accordance with Regulation S-X, Section 6, any security that has been non-income producing and has not paid a dividend in the last twelve months should be flagged in the schedule of investments. It is suggested that Kavilco place an asterisk (*) beside the non-income producing security and note at the end of the table that these securities did not pay a dividend in at least the last 12 months. This will be reflected on future financial statements.
    Real Estate Investments. It is recommended that Kavilco include the real estate assets as noted in the statement of assets and liabilities into the schedule of investments under the real estate heading. Kavilco was awarded land in accordance with the Alaska Native Claims Settlement Act. By classifying Native shareholder land as an investment assumes that we purchased it, that it produces income, and that we plan to sell it at some future time. This is not the case. Kavilco's Native shareholders have a strong tie to the land of their decedents and it will never be sold or collateralized. More importantly, classifying the land puts Kavilco at risk of violating diversification requirements set forth by the SEC and the Regulation Investment Company diversification provisions of the Internal Revenue Service. In order to comply with the fair value measures set forth by GAAP land is considered a level three priority. Therefore, we do not believe it is appropriate to include Kavilco land in the schedule of investments on the financial statements.
    New Graph, Table or Chart. It is recommended that Kavilco include a summary of investments in “corporate bonds, real estate, and common stock” in the form of a graph, table or chart following the schedule of investments. With the exception of real estate, this will be reflected on future financial statements.
  Audited Financial Statements 2011-Statement of Operations
    Expenses-General and Administrative. It is recommended that Kavilco break out into its own category any expense in the general and administrative category that is more than 5% of total expenses. All major expenses, even those below the 5% threshold are broken out on the Statement of Expenses. We will continue to pay close attention to this requirement on future financial statements.
    Other Income and Expense, Net and Note 13. Mr. Burns provided further information with regard to the American Native Claims Settlement Act (ANCSA) as it is related to other income and expense amounts. You requested that Kavilco continue to separate this income and include the note to the financial statements. This will continue to be reflected on future financial statements.
  Audited Financial Statements 2011-Statement of Changes in Net Assets
    Net Assets-End of year. It is recommended that we include the amount of undistributed ordinary income from our "note 10" in brackets beside the End of Year. For example: End of year (undistributed ordinary income: $99,124.) This will be included in future financial statements.
  Audited Financial Statements 2011-General Question
    Duplication of Audited Financial Statements. You asked why we are duplicating the audited financial statements, filing once on December 31, 2012 and then again in October of the following year. You also noted that this is not necessary. Kavilco has been doing this in the past because we were unsure as to whether it was mandatory to be sent out with the proxy. This year we did not send out duplicate audited financial statements but indicated in our proxy statement that additional copies are available and will be mailed within three days, upon request. We will continue this practice going forward.
  Audited Financial Statements-Breakout of Class A and Class B Shares
    It is recommended that Kavilco separate, on the financial statements, the amounts for class "A" shareholders and class "B" shareholders. Kavilco has two classes of stock, Class A (voting) and Class B (non-voting.)

Class A stock (native-owned shares) has dividend right, without limitation, full voting rights, liquidation rights, and is not liable to further calls or assessments. Class B stock (non-native owned shares) has the same rights as Class A stock, except shareholders do not have voting rights.
Federal law is very explicit; all common shares are equal as to dividends and liquidation rights. Breaking out Class A and Class B shares for net asset values, ordinary income, capital gains and financial highlights serves no practical purpose, and may mislead shareholders.
This has been an issue with other Native corporations; although they are not SEC registrants, they discuss in notes to their financial statements the difference between Class A and Class B stock as it relates to voting and stock holdings. We propose to the SEC to follow the example of other Native Corporations in order to prevent any misleading perception that different classes of stock have different preferential dividends and liquidation rights. There will be an expanded discussion on Class A and Class B shares in the financial statements going forward, similar to the 'Stock Limitations' statement earlier in this letter.

  NQ 2012
    It is requested that in line with Schedule S-X - Reg. Sec. 210.12-12 indicating that each issue should be listed separately that we put the cost of federal securities in a footnote. Kavilco noted that the tax cost and the financial statement costs are identical, but if the tax cost was different that we would be reflected on future financial statements.
  NCSR 2012
    Semi Annual Financial Statements-Notes. It is noted that we had not been including notes to the financial statements in the semi-annual financial statements. It is requested that notes are included with the semi-annual financial statements in the future. This will be reflected on future semi-annual financial statements.

  the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regarding to the foregoing, please contact Scott Burns or Carol D'Angelis at 206-624-6166.